UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-12471
CUSIP Number 458124 10 8


(CHECK ONE): 	[   ] Form 10-K,   [   ] Form 20-F,    [   ] Form 11-K,
[ X ] Form 10-Q and Form 10-QSB   [   ] Form N-SAR

For Period Ended: 	MARCH 31, 2001


[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended: __________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Integrated Surgical Systems, Inc.
Full Name of Registrant



NA
Former Name if Applicable



1850 Research Park Drive
 Address of Principal Executive Office (Street and Number)


Davis, California 95616-4884
City, State and  Zip Code


PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]	(a) 	The reasons described in reasonable detail in Part III
of this form could not be eliminated without unreasonable effort or expense;

[   ]	(b) 	The subject annual report, semi-annual report, transition
 report on Form 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed no later than the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]	(c) 	The accountant's statement or other exhibit required by
 Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's 10-KSB for the year ended December 31, 2000 has not yet been filed due to personnel turnover in the Registrant's finance department. The 10-KSB is in the final stages of completion, and the 10-QSB cannot be filed until that process is finished.






PART IV -- OTHER INFORMATION

(1) 	Name and telephone number of person to contact in regard to this notification

Patricia Pilz		530             792-2600
(Name) 			(Area Code) 	(Telephone Number)

(2) 	Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).	 [   ] Yes   [X] No

Form 10-KSB for the year ended December 31, 2000

(3) 	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof? 	[   ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




Integrated Surgical Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 	May 15, 2001		By: /s/  PATRICIA PILZ
				Patricia Pilz
                                Chief Financial Officer